EXHIBIT 99.55

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless stated otherwise)

Thursday, November 3, 2011

Alamos Gold Reports Third Quarter 2011 Financial Results and Provides Development

and Exploration Updates

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports financial results for the third quarter of 2011 and provides an update of development and exploration activities.

This press release should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2011 and 2010 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Third Quarter 2011 Highlights

In the third quarter of 2011, the Company:

•	Produced 33,000 ounces of gold, including 17,300 ounces in the month of September.

•	Sold 28,790 ounces of gold for $47.2 million, generating operating revenues of $45 million and pre-production revenues from the Escondida zone of $2.2 million.

•

Reported cash operating costs of $382 per ounce of gold sold (total cash costs inclusive of royalties were $459 per ounce of gold sold), in-line with annual guidance for cash operating costs of $365-$390 per ounce.

•

Generated cash from operating activities before changes in non-cash working capital of $20.7 million ($0.18 per basic share) compared to $16.4 million ($0.14 per basic share) in the third quarter of 2010.

•

Recognized earnings before income taxes of $19.7 million and earnings of $5.4 million ($0.05 per basic share). Earnings were impacted by a 72% effective tax rate resulting from a $7 million ($0.06 per basic share) non-cash deferred tax charge associated with the weakening of the Mexican peso in the quarter.

•	Reported a 19% increase in measured and indicated resources at Ağı Dağı and Kirazlı compared to the 2010 year-end reserve and resource statement.

•	Announced a 40% increase in the Company’s semi-annual dividend to $0.07 per share, from $0.05 per share.

•	Appointed Kenneth Stowe to the Company’s Board of Directors.

Subsequent to quarter-end, the Company:

•

Achieved record monthly crusher throughput of 500,000 tonnes (average 16,100 tonnes per day) and produced 15,000 ounces of gold in the month of October, bringing total year-to-date production to 121,500 ounces.

1

TRADING SYMBOL: TSX:AGI

•	Announced the appointment of Han Ilhan to the role of Vice President of Projects, with primary responsibility for overseeing permitting and development of the Company’s Turkish assets.

•

Hervé Thiboutôt, the Company’s Vice President of Exploration, provided notice that he will resign from the Company effective November 13, 2011. The Company’s Vice President of Corporate Development, Charles Tarnocai will work with Hervé to transition responsibilities and will assume the duties of the Vice President of Exploration on an interim basis.

Review of Financial Results

The Company reported strong financial results in the third quarter of 2011, generating cash flows from operating activities before changes in non-cash working capital of $20.7 million ($0.18 per basic share), a 35% increase from $16.4 million ($0.14 per basic share) in the third quarter of 2010. After changes in non-cash working capital, the Company generated $13.7 million ($0.12 per basic share) in the third quarter of 2011, 22% higher than $11.2 million ($0.10 per basic share) generated in the same period of 2010.

Earnings before income taxes in the third quarter of 2011 were $19.8 million or $0.17 per share compared to $24.4 million or $0.21 per share in the comparable prior year period. In the third quarter of 2010, earnings included a $12 million ($0.11 per share) gain on completion of the settlement agreement with Primero Mining Corporation (“Primero”).

After-tax earnings of $5.4 million or $0.05 per share in the third quarter of 2011 were impacted by the following:

•

The Company recorded a $7 million ($0.06 per basic share) non-cash deferred tax charge resulting from significant local currency foreign exchange rate fluctuations. Under International Financial Reporting Standards (“IFRS”), changes in foreign exchange rates calculated on the Company’s non-monetary assets and liabilities create temporary differences that are recorded as a deferred tax expense or recovery.

•

The strengthening of the United States dollar against the Company’s operating currencies in the third quarter contributed to a non-cash unrealized foreign exchange loss equivalent to $1.2 million ($0.01 per share).

•

While developing the Escondida zone, the Company encountered ore-grade material that was classified as waste in the development plan. IFRS requires that revenues and earnings generated from the sale of these ounces be accounted for as pre-production cash flows and be capitalized and offset against Escondida development costs. As a result, revenues of $2.2 million and cash operating costs of $0.6 million were capitalized. Had these revenues and corresponding earnings been recorded as income, the Company would have reported additional earnings before tax of approximately $1.6 million ($0.01 per share) in the third quarter.

For the nine months ended September 30, 2011, earnings of $38.8 million were 15% lower than earnings of $45.5 million reported in the comparable period of 2010. After adjusting for the $12 million Primero settlement gain in the third quarter of 2010, year-to-date 2011 earnings were 18% higher than in the nine months ended September 30, 2010.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Capital expenditures in the third quarter of 2011 totaled $15.2 million, net of $1.6 million of capitalized operating earnings related to ounces sold from the Escondida zone. Investments in operating capital and development activities for the Company’s Mexican operations were $4.8 million and $7.3 million, respectively. In addition, the Company capitalized $3.1 million in exploration and development activities for its Turkish projects.

Key financial highlights for the third quarter and year-to-date in 2011 compared to the third quarter and year-to-date in 2010 are presented at the end of this release in Table 1.

Third Quarter 2011 Operating Results

In the third quarter of 2011, the Mulatos mine produced 33,000 ounces of gold, a 9% increase compared to production of 30,200 ounces of gold in the third quarter of 2010. The higher gold production in the third quarter of 2011 relative to the same period in 2010 was attributable to a 17% increase in the ratio of ounces produced to contained ounces stacked (“recovery ratio1”), and a 13% increase in crusher throughput, offset by a 17% decrease in the grade of ore stacked on the leach pad.

Cash operating costs, exclusive of the 5% royalty, were $382 per ounce of gold sold in the third quarter of 2011. Including the royalty, total cash costs were $462 per ounce of gold sold. On a year-to-date basis, cash operating costs per ounce of $360 are below the low-end of the annual guidance range of $365-$390 per ounce.

The recovery ratio in the third quarter of 2011 was 61%, a 17% increase over the comparable period of 2010, but below the Company’s budgeted recovery ratio of 70%. On a year-to-date basis, the recovery ratio of 70% is at the budgeted level. The lower than budgeted recovery ratio in the third quarter was attributable to low concentrations of cyanide in solution as a result of a reduction in cyanide shipments from our primary supplier. Normal cyanide shipments resumed in the third quarter and cyanide concentration levels in the leach pad were increased, contributing to production of 17,300 ounces in the month of September.

Crusher throughput in the third quarter averaged 13,500 tonnes of ore per day (“tpd”), 12% higher than 12,100 tpd in the same period of last year. Crusher throughput increased sharply in the last half of September, averaging 16,000 tonnes per day. Higher crusher throughput has resulted from generally improved operating and maintenance practices and has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was 86% passing 3/8th’s of an inch in the third quarter of 2011.

The grade of ore crushed in the third quarter of 2011 of 1.35 g/t Au was higher than the budgeted grade of 1.24 g/t Au, but below the grade in the third quarter of 2010 of 1.63 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined. On a year-to-date basis, the grade of ore crushed is 1.29 g/t Au, slightly above the Company’s budgeted grade for 2011. The reconciliation of mined blocks to the block model for the nine months ended September 30, 2011 was +7.1%, +5.8% and 13.3% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0.6%, +7.5%, +8.1% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Key operational metrics and production statistics for the third quarter and year-to-date in 2011 compared to the same periods of 2010 are presented in Table 2 at the end of this press release.

Third Quarter 2011 Exploration Update

Mexico

Exploration drilling in the Mulatos district during the third quarter was focused on the El Victor North area with all four available drill rigs active during the quarter. The El Victor North area was not drilled during the definition drilling of the El Victor reserve due to a surface access conflict. The El Victor North area contains silica alteration identical to the El Victor deposit and is believed to be the untested northern extension of mineralization optimizing as a reserve in the proposed El Victor pit. As a result, El Victor North has been identified as an area with the potential to expand reserves in an area previously classified as waste. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and should extend the El Victor pit north and west of the present pit limits.

A total of 10,000 metres in 82 holes were drilled in the El Victor area in the third quarter. Drill results are encouraging and the results received to-date have confirmed the continuity and extension of the El Victor mineralized body with results typical of those reported in the past.

New intercepts from recent drilling include:

•	1.29 g/t Au over 68.0 metres (11EV058)

•	1.12 g/t Au over 50.8 meters (11EV079)

•	4.05 g/t over 15.3 metres (11EV079)

•	1.68 g/t Au over 33.5 metres (11EV083)

Figures 1 and 2 display the Mulatos project locations and the El Victor North drill hole locations, respectively, and relevant assay results are presented in Table 3 at the end of this press release.

An updated reserve and resource estimate at El Victor will be completed as part of the year-end global reserve and resource statement to be published in the first quarter of 2012.

Exploration – Turkey

To-date in 2011, the Company has completed over 22,400 m of drilling in Turkey, operating with up to six core drill rigs. Since the Company acquired its Turkish projects, a total of 45,000 m of drilling has been completed. The drilling in 2011 has been focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company provided an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011 which demonstrated significant growth in measured and indicated resources to 1.96 million ounces of gold and 15.4 million ounces of silver in oxides.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has drilled 7,300 m of a planned 10,000 m drill program. In the third quarter of 2011, the Company continued to report encouraging drill results from Çamyurt which validate its potential to develop into a stand-alone mining project.

Notable assay results include:

•	0.82 g/t Au over 152.4 metres (11-CYD-024)

•	3.17 g/t Au over 36.5 metres (11-CYD-028)

•	1.25 g/t Au over 140.5 metres (11-CYD-032)

•	1.76 g/t Au over 89.6 metres (11-CYD-035)

•	1.62 g/t Au over 151.2 metres (11-CYD-039) (including minor waste intervals)

Relevant assay results are presented in Table 4 at the end of this press release.

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically defined to a minimum of 150 metres, remains open at depth, and can reach up to 150 metres in thickness. Definition drilling will continue in the fourth quarter and an initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end global reserve and resource statement in the first quarter of 2012.

Resignation of Vice President of Exploration

In October 2011, the Company’s Vice President of Exploration, Hervé Thiboutôt, submitted his resignation notice effective November 13, 2011. Mr. Thiboutôt has been with the Company since March 2009. The Company’s Vice President of Corporate Development, Charles Tarnocai, will work with Hervé to transition responsibilities and will assume the duties of Vice President of Exploration on an interim basis. The Company wishes to thank Mr. Thiboutôt for his contributions to the Company over the past two and a half years.

Outlook

Operations

The Company is on track to achieve its full year 2011 production guidance of between 145,000 and 160,000 ounces of production at a cash operating cost (exclusive of the 5% royalty) of between $365 and $390 per ounce. Mining operations are currently achieving or exceeding budgeted levels. Crusher throughput in the month of October 2011 reached record levels of 500,000 tonnes crushed (average 16,100 tonnes per day). In addition, the Company produced 15,000 ounces of gold in the month of October, bringing year-to-date production to 121,500 ounces.

Development – Mulatos Mine

Development of the high-grade Escondida zone and construction of the gravity plant to process high-grade ore is on schedule with planned production in the first quarter of 2012. Gold production in 2012 is expected to exceed 200,000 ounces with the addition of high-grade production from Escondida. Metallurgical testing conducted in 2011 has demonstrated that

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

high-grade ore at San Carlos is amenable to gravity processing, potentially doubling the amount of feed available for the gravity plant. As a result, the Company anticipates that it will be able to extend the processing life of the gravity plant beyond the current three year reserve life of Escondida. Further optimization and metallurgical studies are underway in order to continue to increase the amount of high grade ore that can be processed through the gravity plant.

Development – Ağı Dağı and Kirazlı

The Company has demonstrated exploration success at its Ağı Dağı and Kirazlı projects in northwestern Turkey, with measured and indicated resources more than doubling since the Company acquired the projects in early 2010. In addition, the Çamyurt exploration project has the potential to increase resources further and to materially contribute to the Company’s production profile growth in Turkey.

Given the significant increase to measured and indicated resources at Ağı Dağı and Kirazlı, and in consideration of the development potential of the Çamyurt project, the Company has postponed the release of its preliminary feasibility study to the second quarter of 2012 in order to incorporate the additional resources and accommodate the revised scope of the projects. The Company believes that the revised combined production profile of Ağı Dağı and Kirazlı could result in annual production rates in Turkey that are substantially higher than initially reported in the Scoping Study of 135,000 ounces per annum over an expected 8-year mine life.

The EIA approval process has commenced for the Company’s projects in Turkey, with the submission of a draft EIA application file for the Ağı Dağı project in August 2011. The relevant authorities responded to the draft EIA on September 30, 2011 with the terms of reference that are required to be addressed in the final EIA. The Company has up to one year to submit the final EIA, at which point the Turkish government has approximately one month to provide a definitive response. The Company expects to complete and submit the final EIA for Ağı Dağı in the second quarter of 2012, and that permitting will commence in the third quarter of 2012. Permitting and construction for Ağı Dağı is now expected to take up to 18 months. The draft EIA application file for Kirazlı is complete and is expected to be submitted in the fourth quarter of 2011. In addition, the Company is in the process of completing a draft EIA application file for the Çamyurt project.

Reminder of Third Quarter 2011 Financial Results Conference Call

The Company’s senior management will host a conference call today, Thursday, November 3, 2011 at 12:30 pm Eastern Time to discuss the 2011 third quarter financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 225-0198 or 1 (416) 340-8061 for outside Canada and the United States.

A recorded playback of the conference call can be accessed after the event until November 17, 2011 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for participants outside Canada and the United States. The pass code for the conference call playback is 4835742#. A live and archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

QA/QC Programs

Ağı Dağı, Kirazlı and Çamyurt exploration programs are conducted under the supervision of Dominique Fournier, B.Sc. Geology, PhD. Geology, Registered Professional Geologist, and Alamos’ Turkey Exploration Manager. Mr. Fournier is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı, Kirazlı and Çamyurt samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au. Composites presented in the assay results tables include intervals at >0.2 g/t Au over a 3-m minimum width; no assays are cut unless indicated.

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au. Composites presented in the assay results tables include intervals at >0.35 g/t over a 3-m minimum width with no assays cut, unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of October 31, 2011, Alamos had 118,280,906 common shares outstanding (124,938,906 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Total cash costs” as used in this analysis is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company per ounce of gold by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “total cash costs” as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects the per ounce “cash operating costs” allocated from in-process and dore inventory associated with ounces of gold sold in the period, plus applicable royalties. “Total cash costs” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed, gold recovery rates and gold prices during the period.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 1: Financial Highlights

	Q3 2011	Q3 2010	YTD 2011	YTD 2010

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$20,672	$16,357	$75,425	$59,824
Changes in non-cash working capital (000)	($8,546)	($5,136)	($6,166)	($4,178)
Cash provided by operating activities (000)	$12,126	$11,221	$69,259	$55,646

Earnings before income taxes (000)	$19,746	$24,392	$68,797	$63,198
Earnings (000)	$5,436	$20,478	$38,787	$45,476
Earnings per share
- basic	$0.05	$0.18	$0.33	$0.40
- diluted	$0.05	$0.17	$0.33	$0.39

Comprehensive income (000)	$8,249	$21,547	$38,630	$46,545
Weighted average number of common shares outstanding
- basic	117,792,000	115,819,000	117,060,000	114,874,000
- diluted	119,344,000	117,328,000	118,437,000	116,594,000

Assets (000) (2)			$577,316	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at September 30, 2011 and December 31, 2010.

Table 2: Production Summary & Statistics (1)

Production summary	Q3 2011	Q3 2010	YTD 2011	YTD 2010

Ounces produced (1)	33,000	30,200	106,500	110,200

Ore crushed (tonnes)	1,255,000	1,112,000	3,697,000	3,504,000
Grade (g/t Au)	1.35	1.63	1.29	1.68
	54,500	58,400	153,300	189,100
Contained ounces stacked

Ratio of ounces produced to contained ounces stacked	61%	52%	70%	58%
Ore mined (tonnes)	1,360,000	1,120,000	3,853,000	3,518,000
Waste mined (tonnes)	1,385,000	1,090,000	2,875,000	2,950,000
Total mined (tonnes)	2,745,000	2,210,000	6,728,000	6,468,000

Waste-to-ore ratio	1.02	0.97	0.75	0.84

Ore crushed per day (tonnes)	13,500	12,100	13,500	12,800

(1)

Reported gold production for Q3 2010 and YTD 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2011 and YTD 2011 is subject to final refinery settlement and may be adjusted.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 3: El Victor – Select Composite Intervals1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)[3]	Assay (g/t Au)[3]
11EV054 330°/-70°	RC	190.55	175.30	185.98	10.68	1.25
11EV055 150°/-60°			211.89	219.51	7.62	0.72
	RC	254.57	237.80	246.95	9.15	0.86
			250.00	254.57	4.57	0.63
11EV056 0°/-90°	RC	172.26	3.05	7.62	4.57	0.80
			12.20	15.24	3.04	0.43
11EV057 325°/-70°	RC	157.01	4.57	16.77	12.20	1.99
			59.45	70.12	10.67	0.66
			79.27	83.84	4.57	0.67
			144.82	152.44	7.62	0.46
11EV058 325°/-50°	RC	166.16	4.57	24.39	19.82	0.72
			51.83	59.45	7.62	1.04
			62.50	74.70	12.20	0.82
			92.99	97.56	4.57	2.09
			114.33	117.38	3.05	0.92
			129.57	140.24	10.67	0.72
11EV059 325°/-50°	RC	96.04	1.52	16.77	15.25	0.79
			27.44	96.04	68.60	1.29
11EV060 320°/-70°	RC	152.44	19.82	22.87	3.05	0.47
			60.98	70.12	9.14	0.54
11EV061 320°/-50°	RC	169.21	No Intervals

11EV062 320°/-70°	RC	169.21	45.73	60.98	15.25	0.64
11EV063 320°/-50°			19.82	22.87	3.05	0.45
	RC	181.40	39.63	42.68	3.05	0.69
			59.45	68.60	9.15	0.47
11EV064 320°/-50°			9.15	22.87	13.72	0.73
	RC	153.96	30.49	39.63	9.14	0.46
			45.73	71.65	25.92	0.84
11EV065 320°/-70°	RC	132.62	7.62	10.67	3.05	0.41
			13.72	27.44	13.72	0.63
			38.11	45.73	7.62	0.52
			57.93	64.02	6.09	0.36
11EV066 320°/-50°	RC	167.68	21.34	25.91	4.57	0.42
			105.18	112.80	7.62	0.49
11EV067 0°/-90°	RC	120.43	13.72	22.87	9.15	0.52
			25.91	45.73	19.82	0.65
			48.78	65.55	16.77	0.50
			68.60	88.41	19.81	0.50
11EV068 140°/-45°	RC	152.44	15.24	19.82	4.58	0.73
			38.11	51.83	13.72	0.69
			59.45	65.55	6.10	0.46
			70.12	73.17	3.05	0.51
			80.79	86.89	6.10	0.64
			109.76	121.95	12.19	0.49
			126.52	129.57	3.05	0.70
11EV069 0°/-90°	RC	115.85	28.96	32.01	3.05	0.45
			41.16	45.73	4.57	0.50

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)[3]	Assay (g/t Au)[3]
11EV070 140°/-70°	RC	141.77	1.52	6.10	4.58	4.13
			15.24	18.29	3.05	0.72
			21.34	91.46	70.12	0.65
			94.51	105.18	10.67	1.29
			109.76	123.48	13.72	1.08
			126.52	134.15	7.63	0.51
11EV071 0°/-50°	RC	45.73	15.24	19.82	4.58	0.59
			24.39	30.49	6.10	1.29
11EV072 320°/-70°	RC	138.72	79.27	82.32	3.05	0.48
11EV073 0°/-50°	VN	182.93	92.99	96.04	3.05	0.40
			120.43	123.48	3.05	1.37
11EV074 320°/-70°	RC	121.95	No Intervals

11EV075 320°/-45°	RC	121.95	89.94	103.66	13.72	0.48
11EV076 30°/-50°	RC	199.70	36.59	76.22	39.63	0.60
			83.84	86.89	3.05	0.41
			161.59	166.16	4.57	0.40
			172.26	175.30	3.04	0.44
11EV077 140°/-45°	RC	152.44	0.00	9.15	9.15	2.18
			13.72	51.83	38.11	0.78
			65.55	70.12	4.57	0.34
11EV078 30°/-70°	RC	175.30	28.96	32.01	3.05	0.41
			35.06	45.73	10.67	0.56
			48.78	56.40	7.62	0.50
11EV079 140°/-70°	RC	121.95	0.00	50.30	50.30	1.12
			53.35	60.98	7.63	0.82
			77.74	92.99	15.25	4.05
11EV081 320°/-80°	RC	182.93	1.52	54.88	53.36	0.86
			164.63	175.30	10.67	1.56
11EV082 180°/-50°	RC	105.18	36.59	45.73	9.14	0.47
			51.83	65.55	13.72	0.52
			80.79	89.94	9.15	0.53
11EV085 140°/-50°	RC	141.77	16.77	41.16	24.39	1.14
			51.83	85.37	33.54	1.68
			88.41	91.46	3.05	1.01
			128.05	134.15	6.10	0.56
11EV086 320°/-50°	RC	129.57	3.05	9.15	6.10	0.71

11EV087 320°/-60°	RC	157.01	No Intervals

11EV088 140°/-70°			13.72	21.34	7.62	0.47
	RC		25.91	35.06	9.15	3.16
			96.04	109.76	13.72	1.90
11EV089 0°/-90°	RC	108.23	21.34	30.49	9.15	2.53
			65.55	77.74	12.19	1.00
11EV090 0°/-90°	RC	166.16	No Intervals

11EV092 320°/-70°			59.45	71.65	12.20	0.62
	RC	152.44	77.74	91.46	13.72	0.69
			99.09	102.13	3.04	0.48
11EV093 140°/-60°	RC	137.20	No Intervals

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)[3]	Assay (g/t Au)[3]
11EV094 0°/-90°	RC	121.95	3.05	7.62	4.57	0.44

11EV095	RC	152.44	39.63	47.26	7.63	1.05
320°/-70°			76.22	82.32	6.10	0.44
11EV096 140°/-50°	RC	106.71	No Intervals
11EV097 320°/-50°	RC	121.95	56.40	60.98	4.58	0.40

11EV099 140°/-70°	RC	121.95	No Intervals

11EV100	RC	138.72	No Intervals
320°/-70°
11EV101 140°/-50°	RC	137.20	No Intervals
11EV102 0°/-90°	RC	137.20	No Intervals
11EV104 320°/-50°	RC	135.67	76.22	79.27	3.05	0.47
			89.94	94.51	4.57	0.38
			99.09	103.66	4.57	0.47
11EV105 320°/-50°	RC	121.95		No Intervals

11EV106 320°/-70°	RC	152.44	91.46	97.56	6.10	0.42
			102.13	111.28	9.15	0.50
			114.33	117.38	3.05	0.70
11EV108 320°/-70°	RC	141.77	22.87	27.44	4.57	1.07
			44.21	67.07	22.86	1.04
			76.22	83.84	7.62	0.61
11EV109	RC	182.93	109.76	132.62	22.86	0.47
320°/-50°			146.34	153.96	7.62	0.43
11EV110 320°/-50°	RC	213.41	97.56	100.61	3.05	0.59
11EV111 0°/-90°	RC	137.20	115.85	118.90	3.05	0.99
11VT032 330°/7°	HQ Core	226.85	0.00	19.60	19.60	0.75
			27.80	38.11	10.31	0.66
			41.05	47.26	6.21	0.63
			59.30	68.00	8.70	0.60
			134.85	140.05	5.20	0.39
			184.55	193.70	9.15	0.42
			205.65	217.60	11.95	0.68
			220.60	226.85	6.25	0.42
11VT034 0°/-10°	HQ Core	194.20	1.30	30.30	29.00	0.75
			34.80	37.80	3.00	0.49
			178.60	181.60	3.00	0.37
11VT036 334°/0°	HQ Core	59.35	1.30	23.85	22.55	0.70

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 4: Çamyurt – Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)[2]	Assay (g/t Au)[2]
11-CYD-14A N310°/-50°			130.10	189.10	59.00	1.25
	Core	311.00	202.00	208.00	6.00	0.52
			219.70	281.20	61.50	2.29
11-CYD-21 N310°/-50°	Core	250.90	No Intervals
11-CYD-22 N310°/-50°	Core	242.50	15.80	19.90	4.10	0.65
			29.50	67.00	37.50	0.62
			71.30	118.00	46.70	2.66
			153.30	165.50	12.20	0.35
			215.50	218.60	3.10	0.36
			230.60	236.70	6.10	6.31
11-CYD-23	Core	178.00	0.00	11.50	11.50	0.80
N310°/-50°			66.50	69.50	3.00	0.25
	Core	304.60	0.00	38.10	38.10	0.93
11-CYD-24			51.60	63.60	12.00	0.24
N310°/-50°			69.20	110.40	41.20	0.81
			114.90	152.40	37.50	1.38
11-CYD-25 N310°/-50°	Core	179.60	0.00	12.00	12.00	0.35
			16.50	25.80	9.30	0.25
			46.20	49.20	3.00	0.45
			61.50	70.50	9.00	0.47
			76.50	79.50	3.00	0.46
			108.00	121.80	13.80	1.15
			171.50	179.60	8.10	0.36
11-CYD-26 N310°/-67°	Core	299.60	244.60	259.60	15.00	0.36
11-CYD-27 N310°/-50°	Core	209.80	0.00	3.10	3.10	0.55
11-CYD-28	Core	236.70	32.90	58.60	25.70	0.44
N310°/-50°			124.00	160.50	36.50	3.17
11-CYD-29 N310° / -50°	Core	236.50	0.00	6.60	6.60	0.82
			17.60	49.00	31.40	0.53
			94.70	97.70	3.00	1.12
			166.60	194.40	28.30	0.59
			199.40	236.50	37.10	0.75
11-CYD-30	Core	270.60	110.50	115.00	4.50	0.91
N130°/-50°			131.40	167.80	36.40	1.41
11-CYD-31	Core	231.90	1.00	24.10	23.10	0.44
N310°/-50°			59.50	66.00	6.50	0.68
11-CYD-32 N310°/-67°	Core	212.20	12.60	17.70	5.10	0.41
			31.10	45.50	14.40	0.20
			53.20	57.70	4.50	0.36
			71.70	212.20	140.50	1.25
11-CYD-33 N310°/-50°			100.00	105.50	5.50	1.37
	Core	197.20	113.00	116.20	3.20	0.38
			120.80	134.00	13.20	1.34
11-CYD-34	Core	150.80	0.00	12.00	12.00	0.36
N130°/-65°			20.10	101.30	81.20	1.25
11-CYD-35	Core	231.40	29.50	34.00	4.50	0.60
			44.50	52.00	7.50	0.51
			62.50	152.10	89.60	1.76
			162.60	213.60	51.00	0.87

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)[2]	Assay (g/t Au)[2]
11-CYD-36 N310°/-50°	Core	149.00	No Intervals
11-CYD-37	Core	243.00	80.20	83.20	3.00	0.79
N130°/-50°			110.60	141.80	31.20	1.10
11-CYD-38	Core	312.70	152.80	158.00	5.20	0.74
N310°/-50°			186.10	189.10	3.00	0.31
	Core	332.00	0.00	117.00	117.00	1.58
			123.00	151.20	28.20	2.11
			166.20	220.50	54.30	1.82
11-CYD-39			223.50	247.00	23.50	0.68
N280°/-50°			251.20	261.70	10.50	0.90
			266.20	272.50	6.30	0.69
			277.20	280.20	3.00	2.52
			288.90	303.40	14.50	0.83
11-CYD-40 N310°/-50°			13.50	31.00	17.50	1.35
			41.50	53.50	12.00	0.39
	Core	209.90	56.50	62.50	6.00	0.53
			85.50	93.00	7.50	0.22
			104.90	116.20	11.30	0.52

1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Figure 1: Project Locations – Mulatos Pit Area

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

El Victor
El Victor North:
High-potential
exploration areas
Silica Alteration
El Victor Reserve Pit (2011)
11EV101
11EV096
11EV099
11EV087
11EV090
11EV093
11EV106
11EV109
11EV111
11EV097
11EV062
11EV063
11EV110
11VT034
11VT036
11EV077
11EV061
11EV060
11EV095
11EV074
11EV104
11EV092
11EV059
11EV054

Figure 2: El Victor North Drill Hole Locations

16 | ALAMOS GOLD INC